HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                                  June 26, 2012

Kristin Lockhead
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Biocurex, Inc.
            Form 10-K
            Form 10-Q

     This office represents Biocurex, Inc. (the "Company"). This letter provides the Company's responses to the comments received from the staff by letter dated May 23, 2012. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter.

     1.   We propose to amend Item 9.A with the following:

          Item 9.A Controls and Procedures

               In August 2009 we entered into a loan modification agreement with the holders of our convertible notes. Initially, we determined that there was no intrinsic value to the conversion feature of the modified notes and as a result we recorded a discount on the modified notes. After further review, we determined that the conversion feature should have been classified as derivative liability. Accordingly, we restated our December 31, 2009 financial statements to record the fair value of the derivative liability as of the date of issuance.

               Our Principal Executive Officer and our Principal Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this report and in their opinion our disclosure controls and procedures were not effective due to the incorrect application of Generally Accepted Accounting Principles to the modification of the convertible notes discussed above.

               Our management assessed the effectiveness of its internal control over financial reporting as of December 31, 2009. In making this assessment, our management used criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on this assessment, our management was of the opinion that, as of December 31, 2009, our internal control over financial reporting was not effective due to the incorrect application of Generally Accepted Accounting

          Principles to the modification of the convertible notes discussed above.

               There were no changes in our internal controls over financial reporting that occurred during the three months ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.


     2.   We propose to amend Item 9.A with the following:

          Item 9.A Controls and Procedures

               In August 2009 we entered into a loan modification agreement with the holders of our convertible notes. Initially, we determined that there was no intrinsic value to the conversion feature of the modified notes and as a result we recorded a discount on the modified notes. After further review, we determined that the conversion feature should have been classified as derivative liability. Accordingly, we restated our December 31, 2009 financial statements to record the fair value of the derivative liability as of the date of issuance.

               Our Principal Executive Officer and our Principal Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this report and in their opinion our disclosure controls and procedures were not effective due to the incorrect application of Generally Accepted Accounting Principles to the modification of the convertible notes discussed above.

               Our management assessed the effectiveness of its internal control over financial reporting as of December 31, 2010. In making this assessment, our management used criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on this assessment, our management was of the opinion that, as of December 31, 2010, our internal control over financial reporting was not effective due to the incorrect application of Generally Accepted Accounting Principles to the modification of the convertible notes discussed above.

               There were no changes in our internal controls over financial reporting that occurred during the three months ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

     3.   We will amend the filing with a signed audit report.

     4. We will amend the report to include signed and currently dated officers' signatures.

     5. We will amend the report to include signed and currently dated certifications.

     6. The acknowledgements requested by this comment will be sent to you under separate cover.

               If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.


                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                           /s/ William Hart

                                           William T. Hart